Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

Three months ended
March 31,
2010	2009

Net income (loss)	$(25)	$432
Class A Unit holders (ownership percentage)	x	100%	x	100%
Net income (loss) allocable to Class A Unit holders	$(25)	$432
Class A Units outstanding	7,500	7,500
Net income (loss) per Class A Unit	$0.00	$0.06

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